**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC  20549**

# FORM N-PX

**ANNUAL REPORT OF PROXY VOTING RECORD OF**
**REGISTERED MANAGEMENT INVESTMENT COMPANY**

Investment Company Act file number:   811- 5717

**Dreyfus Worldwide Dollar Money Market Fund, Inc.**

(Exact name of registrant as specified in charter)

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York  10166

(Address of principal executive offices) (Zip code)

Mark N. Jacobs, Esq.
200 Park Avenue
New York, New York 10166

(Name and address of agent for service)

Registrant's telephone number, including area code: (212) 922-6000

Date of fiscal year end:  10/31

Date of reporting period:  July 1, 2003-June 30, 2004

**Item 1.  Proxy Voting Record**

**Dreyfus Worldwide Dollar Money Market Fund, Inc.**

The Registrant did not hold any voting securities and accordingly did not vote any proxies during the reporting period.

## SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Dreyfus Worldwide Dollar Money Market Fund, Inc.**

By:    /s/ Stephen E. Canter
          Stephen E. Canter
          President

Date:   August 5, 2004

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